Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

C21 Investments Inc. (the "Company")
Suite 303, 595 Howe Street
Vancouver, B.C. V6C 2T5

Item 2	Date of Material Change January 15, 2018

Item 3	News Release

January 25, 2018 disseminated through Newsfile Corp. and SEDAR filed .

Item 4	Summary of Material Change

Keturah Nathe was appointed to the Board of Directors of the Company on January 15, 2018, taking the place of Trevor Wilson who resigned on that date. Ms. Nathe is also taking a senior role as VP Corporate Development.

For clarification, the Company’s Officers and Directors are now comprised as follows:

Robert Cheney, President, Chief Executive Officer and Director
Christopher Cherry, Chief Financial Officer and Director
Len Werden, Director
Keturah Nathe, Director

Item 5.1	Full Description of Material Change

See attached News Release dated January 25, 2018 for full particulars.

Item 5.2	Disclosure for Restructuring Transactions:	N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102:	N/A

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer	Robert Cheney, CEO	Phone: (604) 336-8613

Item 9	Date of Report

DATED this 25th day of January, 2018.

Per:	SIGNED: “ Robert Cheney”
Robert Cheney, Chief Executive Officer

C21 INVESTMENTS INC.
Suite303, 595 Howe Street
Vancouver, B.C. V6C 2T5
Phone: (604) 336-8613 Fax: (604) 718 -2808

NEWS RELEASE

C21 Announces Change of Directors

(Vancouver, B.C.) January 25, 2018 – C21 Investments Inc. (TSX-V: CXXI.H) announces the appointment of Keturah Nathe to the Board of Directors of the Company, taking the place of Trevor Wilson. Ms. Nathe is taking a senior role as VP Corporate Development. Mr. Wilson resigned due to the growing amount of time involved in the increasing workload and intensive activities of the Company’s expansion. Mr. Wilson will continue to serve on the Company’s Advisory Board and will continue to advise and support the senior management team going forward.

Ms. Nathe has been involved with corporate development and assisting with financing corporations for the past 4 years, including operations, acquisitions and fund raising, and the Company welcomes her expertise to the Board.

For clarification, the Company’s Officers and Directors are now comprised as follows:

Robert Cheney, President, Chief Executive Officer and Director
Christopher Cherry, Chief Financial Officer and Director
Len Werden, Director
Keturah Nathe, Director

ON BEHALF OF THE BOARD

SIGNED: “Robert Cheney”

Robert Cheney, CFO, President, Director
For more information contact:
Robert Cheney Tel: (604) 336-8613

For additional information or to be added to the corporate mailing list please visit the following page: http://www.curlew-lake.com/curlew/contactus.html.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.